CrowdCheck Law LLP

700 12th St NW, Ste 700

Washington, DC 20005-4052

November 30, 2021

Ronald Alper

Division of Corporation Finance

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: RAD Diversified REIT, Inc.

Amendment No. 3 to

Offering Statement on Form 1-A

Response dated November 10, 2021
File No. 024-11439

Dear Mr. Alper:

We acknowledge receipt of the comments in your letter dated November 24, 2021 regarding the Offering Statement of RAD Diversified REIT, Inc (the “Company”). We appreciate the opportunity to respond to your comments.

Amendment No. 3 to Offering Statement on Form 1-A filed November 10, 2021

General

1.	We note your response to comment 1. Please revise the disclosure consistent with the response and attach the binding commitment letter as an exhibit. We also note the 30 day expiration of the commitment letter. Please clarify for how long the rescission offer will be open and explain what will occur if the commitment letter expires before the rescission offer is completed.

The Company has revised the disclosure as requested by the staff and obtained and countersigned a revised final, binding commitment letter from a private lender with a 90-day expiration date, attached as Exhibit A, to cover payment to all persons, including affiliates, who are eligible to participate in the rescission offer. The Company clarified in the disclosure that it intends to keep the rescission offer open for 30 days from the date of qualification and filed the binding commitment letter as an exhibit to the offering statement.

Thank you again for the opportunity to respond to your questions to the Offering Statement of RAD Diversified REIT, Inc. If you have additional questions or comments, please contact me at fanni@crowdchecklaw.com.

Sincerely,

/s/ Fanni Koszeg

Counsel

cc:

Brandon Dutch Mendenhall
President and Chief Executive Officer

RAD Diversified REIT, Inc.
211 N. Lois Avenue

Tampa, FL 33609

EXHIBIT A – COMMITMENT LETTER

LOAN TERM SHEET

Wednesday, November 24, 2021

To Brandon Mendenhall,

Based on your credit history, income, and long relationship with Civic, you are approved to refinance your existing portfolio with the loan amount and terms below. This letter will serve as a real estate loan secured by a first lien against the properties at the location listed below. This loan is subject to verification of transaction details, standard lender due diligence, and requirements. The terms below are valid for 90 days from the execution date of this letter. The buyer’s funds have already been verified and there are sufficient funds to close upon execution of this term sheet

BORROWER	RAD Diversified REIT, Inc.
GUARANTOR(S)	Brandon Mendenhall
SUBJECT PROPERTY ADDRESS	Portfolio –Value $16M

TRANSACTION TYPE	Cash Out Refinance
LOAN AMOUNT	$9,800,000
NOTES	Cash out is allowed for business purpose only. The funds cannot be used for personal use.
Funds can be used to buyback or purchase shares of company.

Loan Type	5/1 Fixed Interest Only – 30 Year Term
Interest Rate	4.75
Fees	1.25 Points and $1,195 Processing

Thank you for choosing CIVIC and providing us the opportunity to serve you. If you have any questions regarding the above information, please call me at 424-336-7992.

IN WITNESS WHEREOF,the undersigned has executed this statement as of the date first hereinabove set forth.

Company: RAD Diversified REIT, Inc.

By: /s/ Brandon Dutch Mendenhall

Name: Brandon Dutch Mendenhall

Its: Managing Member

Lender: Civic Financial Services, LLC

By: /s/ Chris Lushina

Name: Chris Lushina

Its: Account Executive

This Term Sheet is a final binding commitment to lend. Borrower acknowledges and agrees that this Term Sheet does set forth all terms and conditions of the loan. LTV limit is based on current, accurate appraised value. Civic Financial Services, LLC reserves the right to amend rates and guidelines. Documentation will include, in addition to the provisions outlined in this Term Sheet and the provisions that are customary and appropriate for Civic Financial Services, LLC in this type of transaction, any other documentation that is required by Civic to consummate the loan. An Appraisal or BPO will be performed to support the value and condition of the subject property. ©2019 All rights reserved. All loans are made in compliance with Federal, State, and Local laws. Civic Financial Services, LLC is a California Finance Lender under DBO license #603L321, NMLS 1099109, AZ Mortgage Broker license #092863, ID Mortgage Broker/Lender License #MBL-8288, OR Mortgage Broker License #ML-5282, and WA Consumer Loan Company License #CL-1099109. Civic Financial Services, LLC is an equal opportunity lender.